Free Writing Prospectus dated May 15, 2018 (to Prospectus dated December 13, 2017 and Preliminary Prospectus Supplement dated May 15, 2018)	Filed pursuant to Rule 433 Registration Statement No. 333- 222022

The Royal Bank of Scotland Group plc

TERMS AND CONDITIONS

$1,750,000,000 4.892% Fixed Rate/Floating Rate Senior Notes due 2029

Issuer	The Royal Bank of Scotland Group plc (“RBSG”)
Securities	$1,750,000,000 aggregate principal amount of 4.892% Fixed Rate/Floating Rate Senior Notes due 2029 (the “Senior Notes”).
Ranking	The Senior Notes will constitute RBSG’s direct, unconditional, unsecured and unsubordinated obligations ranking pari passu without any preference among themselves, and equally with all other outstanding unsecured and unsubordinated obligations of RBSG, present and future, except such obligations as are preferred by operation of law.
Format	SEC-registered
Specified Currency	USD
Issue Size	$1,750,000,000
Trade Date	May 15, 2018
Settlement Date	May 18, 2018 (T+3)
Maturity	May 18, 2029
Fixed Rate Coupon	4.892% per annum accruing from and including the Settlement Date to, but excluding, May 18, 2028 (the “Optional Redemption Date”) (the “Fixed Rate Period”).
Fixed Rate Coupon Frequency	Semi-annually in arrear commencing from November 18, 2018 to and including the Optional Redemption Date.
Floating Rate Coupon

Three-month U.S. dollar LIBOR plus 1.754% per annum, accruing from the Optional Redemption Date to, but excluding the Maturity Date (the “Floating Rate Period’).

The determination of LIBOR is subject to the provisions/circumstances set forth under “Description of the Senior Notes – Interest – LIBOR Discontinuation” in the prospectus supplement.

Floating Rate Coupon Frequency	Quarterly in arrear commencing from August 18, 2028 to and including the Maturity Date.
Interest Payment Dates

During the Fixed Rate Period, interest will be payable semi-annually in arrear on May 18 and November 18 of each year, commencing on November 18, 2018.

During the Floating Rate Period, interest will be payable quarterly in arrear on August 18, 2028, November 18, 2028, February 18, 2029 and the Maturity Date.

Interest Reset Dates	The Optional Redemption Date, August 18, 2028, November 18, 2028 and February 18, 2029, beginning on the Optional Redemption Date.

Interest Determination Date	The second London banking day preceding each applicable Interest Reset Date
Day Count Convention	During the Fixed Rate Period 30/360 (Following, unadjusted) During the Floating Rate Period, Actual/360 (Modified following)
Business Days	New York and London
US Treasury Benchmark	T 2.875% due May 15, 2028
US Treasury Benchmark Yield	3.072%
Fixed Rate Spread to Benchmark Treasury	T+ 182 bps
Floating Rate Pricing Benchmark

Three-month U.S. dollar LIBOR, (Reuters LIBOR01), modified following, adjusted.

The determination of LIBOR is subject to the provisions/circumstances set forth under “Description of the Senior Notes – Interest – LIBOR Discontinuation” in the prospectus supplement.

Floating Rate Spread to Benchmark	+ 175.4 bps
Re-Offer Yield	4.892%
Issue Price	100.000%
Gross Proceeds	$1,750,000,000
All in Price	99.625%
Fees	0.375%
Net Proceeds	$1,743,437,500
Redemption Price	100.000% of the principal amount of the Senior Notes
Redemption

The Senior Notes are not redeemable at the option of the holders at any time.

RBSG may redeem the Senior Notes at its sole discretion, in whole but not in part on the Optional Redemption Date at 100% of their principal amount plus accrued but unpaid interest to, but excluding, the date of redemption. In addition, RBSG may redeem the Senior Notes, in whole but not in part, at 100% of their principal amount plus accrued but unpaid interest to, but excluding, the date of redemption, upon the occurrence of certain tax or regulatory events as described in the prospectus supplement and the accompanying prospectus. See “Description of Debt Securities—Redemption,” “Description of the Senior Notes Loss—Absorption Disqualification Event Redemption” and “Description of the Senior Notes— Tax Redemption” in the prospectus supplement.

Redemption Conditions	Notwithstanding any other provision, RBSG may only redeem the Senior Notes prior to the maturity date or repurchase the Senior Notes (and give notice thereof to the holders of such Senior Notes in the case of redemption), if it has obtained the prior consent of the PRA (as defined in the prospectus supplement), to the extent such consent is at the relevant time and in the relevant circumstances required by the Loss Absorption Regulations (as defined in the prospectus supplement) or applicable laws or regulations in effect in the United Kingdom, if at all, as described in the prospectus supplement under “Description of the Senior Notes—Conditions to Redemption and Repurchase.”

Events of Default

The Senior Notes contain very limited events of default provisions and the remedies available thereunder are limited, as described in the prospectus supplement under “Description of the Senior Notes—Events of Default and Defaults; Limitation of Remedies.”

Agreement with Respect to the Exercise of U.K. Bail-in Power

Notwithstanding any other agreements, arrangements, or understandings between RBSG and any holder or beneficial owner of the Senior Notes, by its acquisition of Senior Notes, each holder and beneficial owner of the Senior Notes acknowledges, accepts, agrees to be bound by and consents to the exercise of any UK bail-in power by the relevant UK resolution authority which may result in (i) the reduction or cancellation of all, or a portion, of the principal amount of, or interest on, the Senior Notes; (ii) the conversion of all, or a portion, of the principal amount of, or interest on, the Senior Notes into ordinary shares or other securities or other obligations of RBSG or another person and/or (iii) the amendment or alteration of the maturity of the Senior Notes, or amendment of the amount of interest due on the Senior Notes, or the dates on which interest becomes payable, including by suspending payment for a temporary period; which UK bail-in power may be exercised by means of variation of the terms of the Senior Notes solely to give effect to the exercise by the relevant UK resolution authority of such UK bail-in power. Each holder and beneficial owner of the Senior Notes further acknowledges and agrees that the rights of the holders and/or beneficial owners under the Senior Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any UK bail-in power by the relevant UK resolution authority.

For these purposes, a “UK bail-in power” is any write-down, conversion, transfer, modification or suspension power existing from time to time under any laws, regulations, rules or requirements relating to the resolution of banks, banking group companies, credit institutions and/or investment firms incorporated in the United Kingdom in effect and applicable in the United Kingdom to RBSG or other members of the Group (as defined in the prospectus supplement), including but not limited to any such laws, regulations, rules or requirements which are implemented, adopted or enacted within the context of a European Union directive or regulation of the European Parliament and of the Council establishing a framework for the recovery and resolution of credit institutions and investment firms and/or within the context of a UK resolution regime under the Banking Act 2009, as the same has been or may be amended from time to time (whether pursuant to the Financial Services (Banking Reform) Act 2013 (the “Banking Reform Act 2013”), secondary legislation or otherwise, the “Banking Act”), pursuant to which any obligations of a bank, banking group company, credit institution or investment firm or any of its affiliates can be reduced, cancelled, modified, transferred and/or converted into shares or other securities or obligations of the obligor or any other person (or suspended for a temporary period) or pursuant to which any right in a contract governing such obligations may be deemed to have been exercised. A reference to the “relevant UK resolution authority” is to any authority with the ability to exercise a UK bail-in power.

Repayment of Principal and Payment of Interest After Exercise of U.K. Bail-in Power	No repayment of the principal amount of the Senior Notes or payment of interest on the Senior Notes shall become due and payable after the exercise of any U.K. bail-in power by the relevant U.K. resolution authority unless, at the time that such repayment or payment, respectively, is scheduled to become due, such repayment or payment would be permitted to be made by RBSG under the laws and regulations of the United Kingdom and the European Union applicable to RBSG or other members of the Group.

Joint Bookruners and Joint Lead Managers	Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC NatWest Markets Securities Inc. UBS Securities LLC
Denominations	$200,000 and integral multiples of $1,000 in excess thereof
Listing	An application will be made to list the Senior Notes on the New York Stock Exchange
MIFID II Product Governance / Professional investors and ECPs only target market / Prohibition of Sales to each Retail Investor	Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.
Expected Security Ratings*	BBB-/BBB+/Baa3 (S&P/Fitch/Moody’s)
Clearing and Settlement	DTC
CUSIP	780097 BG5
ISIN	US780097BG51
Governing Law	New York

*	The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by S&P, Fitch or Moody’s.

The Issuer has filed a registration statement (including a base prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest in this offering, you should read the base prospectus and the prospectus supplement in respect of the Senior Notes in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, NatWest Markets Securities Inc. will arrange to send you the base prospectus at no charge if you request it by calling 1-866-884-2071 calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, calling J.P. Morgan Securities LLC toll-free at 1-212-834-4533, calling Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, and calling UBS Securities LLC toll-free at 1-888-827-7275.